PRESS RELEASE

Cascades inc.	Téléphone : (819) 363-5100
404, boulevard Marie-Victorin Case postale 30 Kingsey Falls (Québec) Canada J0A 1B0	Télécopie : (819) 363-5155

NORMAL COURSE ISSUER BID

Kingsey Falls, March 9, 2007 — Cascades Inc. (“Cascades”) announces that the Toronto Stock Exchange accepted its notice of intention to begin a normal course issuer bid in respect of its Common Shares.  Purchases pursuant to the normal course issuer bid will not commence prior to March 13, 2007 and will not continue beyond March 12, 2008.  The Common Shares purchased shall be cancelled.

The notice will enable Cascades to acquire up to 4,970,094 Common Shares which represent approximately 5% of the 99,401,889 issued, and outstanding Common Shares as of March 8, 2007. During the last 12 months, Cascades purchased 467,400 Common Shares at an average cost of $13.49.

All purchases will be made through the facilities of the Toronto Stock Exchange in accordance with its requirements.

Cascades considers that the shares to be acquired may, from time to time, be undervalued in the market and represent an excellent opportunity to enhance shareholder value.

Founded in 1964, Cascades produces, transforms and markets packaging and tissue products composed mainly of recycled fibres. Cascades employs close to 14 000 employees who work in more than 100 modern and flexible production units located in North America and Europe. Cascades’ management philosophy, its more than 40 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its customers. The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

For further information: Mr. Christian Dubé Vice-president and Chief Financial Officer Cascades Inc. Telephone: (819) 363-5168 christian dube@cascades.com	Source: Mr. Robert F. Hall Vice-president Legal Affairs and Corporate Secretary Cascades Inc.

Mr. Marc Jasmin Director, Investor Relations Cascades Inc. Telephone: (514) 282-2681 marc jasmin@cascades.com